SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                                  .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)
Date:	June 17, 2003	By:	/s/ John Bennett

		[Print]	Name: John Bennett Title: Chief Executive Officer

For Immediate Release

BENNETT Environmental Awarded Contracts

Receives Two Contracts To Treat Contaminated Soil Valued at $12M Cdn.

Oakville, Ontario, June 12, 2003 - BENNETT Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, announces that it has been awarded two new contracts with a total value of $12 million Cdn. The first contract is part of a TERC (Total Environmental Restoration Contract) issued by the US government to treat soil from a site in the north-eastern United States. The second contract is with the Canadian Government for a variety of sites in Atlantic Canada. These projects are expected to commence shipping this summer. These contracts increase the Company’s contract backlog to a record $272 million Cdn., which does not include any increases in the commitment expected later this year under the five year agreement signed with a large Fortune 500 electrical manufacturer.

Other news from Bennett Environmental includes:

•	The Company recently announced a 300,000-ton, $200 million Cdn. Contract. This is the largest in the Company’s history and was received for Phase III of the Federal Creosote Superfund site in New Jersey. Shipments from this project will be received this week and this project will extend until 2005 and is subject to further extensions.

•	The final condition for the approval of the construction permit for the proposed new treatment facility in Belledune, New Brunswick is the submission of the Human Health Risk Assessment. This will be complied with on June 16, 2003. The construction permit is expected shortly. In the meantime, design and construction planning is proceeding on track.

•	The new 30,000 tonne storage facility at our Saint Ambroise, Quebec facility has been completed this week and is ready to accept shipments. This will give the Company the capability to store the ever-increasing backlog of orders and to dry and optimally blend the soil to maximize throughput.

•	The Company’s $30 million contract for the removal of contaminated soil at Saglek Labrador will commence as scheduled next week with the mobilization of work crews to the site. The first shipments of soil will be received at our Saint Ambroise, Quebec facility starting in late July. This project will be completed this year.

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For Immediate Release

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for a safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

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